UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31458

CUSIP Number 262077100

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	December 31, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Drive Shack Inc.
Full Name of Registrant

Former Name if Applicable

10670 N. Central Expressway, Suite 700
Address of Principal Executive Office (Street and Number)

Dallas, TX 75231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Drive Shack Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) within the prescribed time period in order to provide the Company additional time to complete its review of the Annual Report in conjunction with the completion of its audit, during which the Company determined that it had inadvertently omitted expenses related to a lease termination incurred in December 2021 but paid in January 2022 from total operating costs for the fourth quarter of fiscal 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Nicholas M. Foley	646	585-5591
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).Yes ☒   No ☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The inclusion of lease termination expenses described above in Part III as well as an offsetting benefit from a correction to the presentation of non-controlling interest results in an increase to the Company’s consolidated net loss and operating loss for the fourth quarter and full year 2021 of approximately $1.45 million and an increase to loss applicable to common stock per share (basic and diluted) of $0.01 for the fourth quarter 2021, as compared to the results previously reported in the Company’s March 11, 2022 earnings release.

In addition, the Company also determined that it had overstated weighted average shares outstanding for full year 2021, which, together with the inclusion of lease termination expenses described above, results in an increase to loss applicable to common stock per share (basic and diluted) of $0.02 for full year 2021 as compared to the results previously reported in the Company’s March 11, 2022 earnings release.

Set forth below is the relevant portion of the Company’s Earnings Release as updated to reflect the changes described above in Part III and the preceding portion of this Part IV.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows: Operating loss for the fourth quarter 2021 was approximately ($7.9) million, a decrease of $4.3 million in profitability versus an operating loss of ($3.6) million in fourth quarter 2020. Operating loss for full year 2021 was ($20.6) million, an improvement of $16.0 million or 43.7% versus an operating loss of ($36.6) million for full year 2020. Consolidated net loss was ($10.0) million for the fourth quarter 2021 compared to consolidated net income of $9.9 million in the same period last year.  Consolidated net loss was ($31.8) million for full year 2021, an improvement of $24.6 million or 43.6% compared to full year 2020.

The consolidated financial statements of the Company for the fourth quarter and fiscal year ended December 31, 2021, to be included in the Company’s Annual Report, will reflect the corrections described above.

The Company believes that its results contained in this Form 12b-25 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Annual Report, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2021 and the timing, form and content of the Annual Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Drive Shack Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2022	By /s/ Nicholas M. Foley